Filed Pursuant to Rule 433
Dated August 11, 2009
Registration Statement No. 333-157537
Supplementing Preliminary Prospectus Supplement Dated August 10, 2009, and
Prospectus dated February 26, 2009

PRICING TERM SHEET

Dated August 11, 2009 to the
Preliminary Prospectus Supplement Referred to Below

Ball Corporation

$700,000,000

7.125% Senior Notes due 2016

7.375% Senior Notes due 2019

This term sheet relates only to the securities described below and should be read in conjunction with the preliminary prospectus supplement dated August 10, 2009 and the accompanying prospectus dated February 26, 2009 (including the documents incorporated by reference therein) relating to these securities.

Issuer:	Ball Corporation

Securities:	7.125% Senior Notes due 2016 (“2016 Notes”)
7.375% Senior Notes due 2019 (“2019 Notes”)

Ratings:	2016 Notes: Ba1/BB+
2019 Notes: Ba1/BB+

Distribution:	SEC Registered

Maturity:	2016 Notes: September 1, 2016
2019 Notes: September 1, 2019

Face Amount:	2016 Notes: $375,000,000
2019 Notes: $325,000,000

Gross Proceeds:	2016 Notes: $367,406,250
2019 Notes: $316,595,500

Net Proceeds (before expenses):	2016 Notes: $361,781,250
2019 Notes: $311,720,500

Coupon:	2016 Notes: 7.125%
2019 Notes: 7.375%

Price to Public:	2016 Notes: 97.975%
2019 Notes: 97.414%

Yield:	2016 Notes: 7.500%
	2019 Notes: 7.750%

Trade Date:	August 11, 2009

Expected Settlement Date:	August 20, 2009 (T+7)

Interest Payment Dates:	2016 Notes: semi-annually on September 1st and March 1st, beginning on March 1, 2010
	2019 Notes: semi-annually on September 1st and March 1st, beginning on March 1, 2010

Day Count:	30/360

Optional Redemption:	2016 Notes: On or after:
	September 1, 2013	103.563%
	September 1, 2014	101.781%
	September 1, 2015	100.000%
	in each case, plus accrued and unpaid interest

	2019 Notes: On or after:
	September 1, 2014	103.688%
	September 1, 2015	102.458%
	September 1, 2016	101.229%
	September 1, 2017	100.000%
	in each case, plus accrued and unpaid interest

Make-Whole:	Callable prior to first call date at make-whole call of T+50 plus accrued and unpaid interest

Equity Clawback:	2016 Notes: Prior to September 1, 2012, up to 35.00% at 107.125% plus accrued and unpaid interest
	2019 Notes: Prior to September 1, 2012, up to 35.00% at 107.375% plus accrued and unpaid interest

Mandatory Offer to Repurchase:	In the event of a “Change of Control” (as defined in the preliminary prospectus supplement), at 101% of principal plus accrued and unpaid interest

Spread to Treasury:	2016 Notes: 420 bps
	2019 Notes: 405 bps

Reference Treasury:	2016 Notes: 4.875% UST due August 15, 2016

	2019 Notes: 2.75% UST due February 15, 2019

CUSIP:	2016 Notes: 058498 AM8
	2019 Notes: 058498 AN6

ISIN:	2016 Notes: US058498AM84
	2019 Notes: US058498AN67

Joint Book-Running Managers:	Goldman, Sachs & Co.
	J.P. Morgan Securities Inc.

Bank of America Securities, LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.

Co-Managers:	RBS Securities Inc.
KeyBanc Capital Markets Inc.
BNP Paribas Securities Corp.
Wells Fargo Securities, LLC
US Bancorp Investments, Inc.
HSBC Securities (USA) Inc.
Commerzbank Capital Markets Corp.

Capitalization Table Items as of
June 28, 2009 (as adjusted):	Cash and cash equivalents: $59.5(1)
(dollars in millions)	Notes offered hereby: $700.0
Total long-term debt, including current portion: $2,891.6
Total capitalization: $4,201.4

(1)  We expect to use any remaining proceeds after the consummation of the ABI Acquisition (as defined in the preliminary prospectus supplement) on fees and expenses associated with this offering and the ABI Acquisition and on general corporate purposes, which may include other potential acquisitions, the refinancing or repayment of debt, working capital, share repurchases or capital expenditures. This offering is not conditioned on the closing of the ABI Acquisition. If the ABI Acquisition is not consummated, we may, among other things, repay borrowings under our revolving credit facilities and the remaining proceeds from the offering may be used as described in “Use of Proceeds” in the preliminary prospectus supplement.

It is expected that delivery of the notes will be made against payment therefore on or about August 20, 2009, which will be the seventh business day following the date of pricing of the notes.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on August 11, 2009 or the three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on August 11, 2009 or the three succeeding business days should consult their own advisor.

The final risk factor on page S-18 of the preliminary prospectus supplement is hereby replaced with the following:

The notes will be issued with more than a de minimis amount of original issue discount, which means they will trigger certain federal income tax consequences for the holders of the notes. In addition, a note holder’s claim in bankruptcy may be less than the face amount of the notes.

The notes will be issued with “original issue discount” for U.S. federal income tax purposes.  As a result, in addition to the stated interest on the notes, you will be required to include a portion of such original issue discount in your income as it accrues for federal income tax purposes in advance of receipt of any payment on the notes to which the income is attributable. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. See “Material U.S.

Federal Income Tax Consequences” (as set forth below) for a more detailed discussion of the U.S. federal income tax consequences to the holders of the notes of the purchase, ownership and disposition of the notes.

In addition, in the event of a bankruptcy proceeding involving the Company, your claim as a creditor of the Company will not equal the face amount of the notes purchased by you in this offering.  The difference between the purchase price of the notes in this offering and the face amount of those notes may be considered to be “unmatured interest” for purposes of the U.S. bankruptcy code, which could not be an allowable claim in a bankruptcy proceeding involving the Company.

Material U.S. Federal Income Tax Consequences

The following discussion supersedes and replaces the discussion set forth in the Preliminary Prospectus Supplement under the caption entitled “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.”

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes as of the date hereof to U.S. holders and non-U.S. holders (each as defined below) that acquire notes for cash at their original issue price pursuant to this offer. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under U.S. federal income tax laws (such as financial institutions, broker-dealers, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, traders in securities who elect to apply a mark-to-market method of accounting, persons that have a functional currency other than the U.S. dollar, expatriates, tax-exempt organizations, or persons that are, or hold their notes through, partnerships or other pass-through entities), or to persons who hold the notes as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences or any tax consequences other than U.S. federal income tax consequences. This summary deals only with persons who hold the notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).  No IRS ruling has been or will be sought regarding any matter discussed herein. Holders are urged to consult their tax advisors as to the particular U.S. federal tax consequences to them of the acquisition, ownership and disposition of notes, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this summary, a “non-U.S. holder” means any beneficial owner (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a “U.S. holder.”  A “U.S. holder” means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that is, or is treated as, a citizen or individual resident of the United States, a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of a note, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

U.S. Holders

Stated Interest and Original Issue Discount.  Payments of stated interest on the notes will be taxable to a U.S. holder as ordinary interest income at the time such holder receives or accrues such amounts, in accordance with its regular method of tax accounting. The notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes because the notes’ stated redemption price at maturity (which is equal to the face amount of the notes) exceeds the issue price of the notes (which is equal to the first price at which a substantial amount of notes is sold for cash, other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesaler) by more than a statutorily defined de minimis amount.

Accordingly, each U.S. holder, regardless of the holder’s accounting method, generally must include in ordinary income a portion of the OID for each day during each taxable year in which a note is held, determined by using a constant yield-to-maturity method that reflects compounding of interest. The amount of such inclusions will generally increase over time. This means that each U.S. holder will be required to include amounts in income without a corresponding receipt of cash attributable to such income. A U.S. holder’s adjusted tax basis in a note will generally equal the note’s issue price, increased by any OID included in income with respect to the note.

Disposition.  Upon the taxable sale, exchange, redemption or other taxable disposition of a note, a U.S. holder will generally recognize taxable capital gain or loss equal to the difference, if any, between the amount realized and the holder’s adjusted tax basis in the note at the time. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period with respect to the note disposed of is more than one year at the time of disposition. To the extent that amounts received include accrued but unpaid interest that the U.S. holder has not yet included in income, such interest will not be taken into account in determining gain or loss, but will instead be taxable as ordinary interest income. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Stated Interest and OID. Subject to the discussion of backup withholding below, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest or OID paid or accrued on a note, if the interest and OID is not effectively connected with a U.S. trade or business, provided that the non-U.S. Holder:

(1) does not actually or constructively, directly or indirectly, own 10% or more of our voting stock; and

(2) is not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership; and

(3) is not a bank that acquired the note in connection with an extension of credit made pursuant to a loan entered into in the ordinary course of business; and

(4) certifies to its non-U.S. status on IRS Form W-8BEN.

Alternatively, a non-U.S. holder that cannot satisfy the above requirements generally will be exempt from U.S. federal withholding tax with respect to interest or OID paid on the notes if the holder establishes that such interest and OID is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States (generally, by providing an IRS Form W-8ECI). However, to the extent that such interest or OID is effectively connected with the non-U.S. holder’s conduct of a trade or business (and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States), the non-U.S. holder will be subject to U.S. federal income tax on a net basis at graduated rates and, if it is a foreign corporation, may be subject to a 30% U.S. branch profits tax (or lower applicable treaty rate). In addition, under certain income tax treaties, the U.S. withholding rate on payments of interest and OID may be reduced or eliminated, provided the non-U.S. holder complies with the applicable certification requirements (generally, by providing an IRS Form W-8 BEN).

Disposition. Subject to the discussion below regarding information reporting and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income taxation with respect to gain realized on the sale, exchange, redemption, repurchase or other disposition of a note, unless

(1) the non-U.S. holder holds the note in connection with the conduct of a U.S. trade or business (and, in the case of certain tax treaties, the gain is attributable to a permanent establishment or fixed base within the United States); or

(2) in the case of an individual, such individual is present in the United States for 183 days or more during the taxable year in which gain is realized and certain other conditions are met.

Information reporting and backup withholding. A non-U.S. holder may be subject to information reporting with respect to interest and OID paid or accrued on a note and with respect to amounts realized on the disposition of a note, and may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder not subject to U.S. income tax may nonetheless be subject to backup withholding (currently imposed at 28%) with respect to interest and OID paid or accrued on a note, and with respect to amounts realized on the disposition of a note, unless the non-U.S. holder provides the withholding agent with the applicable IRS Form W-8 or otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors as to their qualifications for an exemption for backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, if the required information is furnished to the IRS in a timely manner.  Non-U.S. holders should consult their tax advisors regarding the information reporting and backup withholding rules to them.

Note: The issuer has filed a registration statement (including a prospectus dated of February 26, 2009) and a preliminary prospectus supplement dated of August 10, 2009 with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus, the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-663-5847.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.